July 17, 2025

XU Tao
Chief Financial Officer
KE Holdings Inc.
Oriental Electronic Technology Building
No. 2 Chuangye Road, Haidian District
Beijing 100086
People   s Republic of China

       Re: KE Holdings Inc.
           Form 20-F for the fiscal year ended December 31, 2024
           Response dated July 10, 2025
           File No. 001-39436
Dear XU Tao:

       We have reviewed your July 10, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our June 25,
2025 letter.

Form 20-F for the fiscal year ended December 31, 2024
Notes to Consolidated Financial Statements
2. Significant Accounting Policies, page F-20

1. We note your response to our prior comment 2, which clarifies the nature of the line item for customer deposits payable. Please confirm you will also disclose the nature of this line item in future filings.
 July 17, 2025
Page 2

       Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Haiping Li